

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53498

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reicon Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3290 Northside Parkway, NW Suite 200
(No. and Street)

Atlanta (City) GA (State) 30327 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephanie E. Busuttil, Introducing FINOP 404.926.3603
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fiveash & Frost, LLP
(Name – *if individual, state last, first, middle name*)

3720 DaVinci Court, Suite 425 (Address) Norcross (City) GA (State) 30092-9815 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephanie E. Busuttil, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reicon Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—


CARYE THOMAS
NOTARY
EXPIRES
GEORGIA
JANUARY 10 2006
PUBLIC
PAULDING COUNTY

Notary Public

Signature

Introducing FINOP

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIVEASH & FROST, L.L.P.
(A PARTNERSHIP OF PROFESSIONAL CORPORATIONS)

CERTIIFIED PUBLIC ACCOUNTANTS
3720 DAVINCI COURT
SUITE 425
NORCROSS, GA. 30092

Telephone
(770) 729-9980
Facsimile
(770) 729-9970
Toll Free
(877) 227-1044

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Reicon Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Reicon Securities, LLC (the Company), a subsidiary of Reicon Capital, LLC, for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fiveash & Frost, LLP

CERTIFIED PUBLIC ACCOUNTANTS
February 25, 2004

REICON SECURITIES, L.L.C.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

WITH

REPORT OF INDEPENDENT AUDITOR

Independent Auditor's Report

Board of Directors
Reicon Securities, LLC

We have audited the accompanying statement of financial condition of Reicon Securities, LLC (the Company), a subsidiary of Reicon Capital, LLC, as of December 31, 2004, and the related statements of operations and changes in members' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reicon Securities, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has be subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fiveash and Frost, LLP
February 25, 2005

Fiveash & Frost, LLP

REICON SECURITIES, LLC
Statement of Financial Condition
December 31, 2004

Assets	
Cash	$ 11,768
Total Assets	11,768
Liabilities	0
Member's Equity	
Member's Equity	11,768
Total Member's Equity	11,768
Total Liabilities and Member's Equity	$ 11,768

The accompanying notes are an integral part of these financial statements.

REICON SECURITIES, LLC
Statement of Operations and Changes in Member's Equity
For the Year Ended December 31, 2004

Sales Revenue	$	0
Expenses		
Salaries and Wages		3,046
Insurance		369
Legal		446
Accounting		3,891
Office Supplies		24
Telephone		108
Licenses		1,385
Utilities		67
Total Expenses		9,336
Net Loss		(9,336)
Beginning Member's Equity		17,859
Member's Contributions		3,245
Ending Member's Equity	$	11,768

The accompanying notes are an integral part of these financial statements.

REICON SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash used for operating activities	
Net loss	$ (9,336)
Net cash used in operating activities	(9,336)
Cash provided by financing activities	
Member's additional capital contributions	3,245
Net cash provided by financing activities	3,245
Net decrease in cash and cash equivalents	(6,091)
Cash and cash equivalents at beginning of year	17,859
Cash and cash equivalents at end of year	$ 11,768

Supplemental disclosure of noncash financing activities:
The Company received additional member's capital contributions totaling $3,245 to fund expenses for the year ended December 31, 2004.

The accompanying notes are an integral part of these financial statements.

REICON SECURITIES, LLC
Notes to Financial Statements
December 31, 2004

1. Organization and Nature of Business

The Company is being registered for the sole purpose of distributing private, limited partnership interests to investors who are "accredited investors" as defined in Regulation D under the Securities Act of 1933. The limited partnerships will be created and/or managed by the Company's affiliates, and will invest primarily in securities. However, some limited partnerships may invest in real estate either directly or indirectly.

The Company will not trade in publicly issued securities, make solicitations, hold customer assets, or perform other activities normally associated with a broker-dealer. The Company has not charged any fees or received any compensation for its services. It has been completely subsidized by its parent, Reicon Capital, LLC (Parent).

The Company does not have assets, except that it will maintain cash in a bank account to meet the net capital requirements, and it will obtain a fidelity bond as required by NASD Rule 3020. Reicon Capital, LLC ("Parent) will finance the Company's operations.

2. Significant Accounting Policies

Basis of Presentation

The financial statements represent the accounts of Reicon Securities, LLC, a subsidiary of Reicon Capital, LLC. Reicon Securities, LLC has not had any income or paid for its own expenses. Expenses have been paid by an inter-company agreement between the Parent and the Company in which the Parent agreed to fund the Company's expenses.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies (Continued)

Securities Transactions

The Company will only distribute private limited partnership interests to persons who are "accredited investors." The offerings will be governed by Regulation D of the Securities Act of 1933. Regulation D offerings cannot be public offerings, and there can be no general solicitation of the interests. The Company will not and cannot engage in marketing efforts.

The Company will not issue brochures, participate in seminars, mass mailings, or other marketing initiatives. The Company will only issue Private Placement Memorandums, Limited Partnership Agreements and Subscription Booklets regarding the limited partnerships to interested investors who contact the Company as a result of existing relationships or through referrals. The Company will not compensate anyone for referrals.

The Company will not make markets in securities, have inventory positions, proprietary positions or engage in securities-related contractual commitments such as underwritings.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash is held in demand accounts at financial institutions and cash balances may exceed the federally insured amounts.

Concentration of Credit Risk

The Company maintains cash balances at a financial institution. The Federal Deposit Insurance Corporation insures the accounts for balances up to $100,000. As of December 31, 2004, the Company's cash balance did not exceed the federally insured amounts.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

REICON SECURITIES, LLC
Notes to Financial Statements (Continued)
December 31, 2004

3. Income Taxes

No provision for federal and state income taxes have been made in the financial statements since the Company's losses are reported on the individual members' tax returns.

REICON SECURITIES, LLC
Schedule I
Net Capital Computation
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

Total Assets	$	11,768
Total Liabilities		0
		11,768
Adjustments*		(335)
	$	11,433

***Non-Allowable Assets and Expenses**

Pursuant to paragraph (a)(2)(vi) of Rule 15c3-1 of the Securities Exchange Act of 1934, Reicon Securities is required to maintain net capital of $5,000 since it does not [and will not] receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not [and will not] carry accounts of, or for, customers and does not [and will not] engage in any activities described in paragraphs (a)(2)(i) through (v) of Rule 15c3-1.

REICON SECURITIES, LLC
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

Credit Balances	$ 0
Debit Balances	0
	0
Reserve Computation	
Excess of debits over credits	$ 0
Required Deposit	NONE

There are no material differences from the Company's computation and a reconciliation is not included.

REICON SECURITIES, LLC
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date [for which instruction to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3]:	$ 0
A. Number of items	0
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations as permitted under Rule 15c3-3.	$ 0
A. Number of items	0